VIA EDGAR (Correspondence Filing)

August 27, 2012

Howie Hallock

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

GL Beyond Income Fund, Files Nos.:  333-177372; 811-22616

Dear Mr. Hallock:

On June 29, 2012, GL Beyond Income Fund (the "Registrant" or the "Fund"), a closed-end fund operating as an interval fund, filed Post-Effective Amendment No.1 to its Registration Statement (the "Amendment") on Form N-2.  On August 13, 2012, you provided oral comments with respect to the Amendment.  Please find below the Registrant's summary of those comments as well as the Registrant's responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

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PROSPECTUS

1. Comment.  Under the section entitled "Determination of Net Asset Value," please amend the disclosure describing the fair value pricing process to provide more detail about the informational inputs and process used by the Board, as delegated to the Adviser and Gemini Fund Services, LLC, to ascertain fair value prices.

Response.  The Fund has amended the disclosure describing the fair value pricing process to provide more detail about the informational inputs and process used by the Adviser and Gemini Fund Services, LLC to ascertain fair value prices.

2. Comment.  Please amend relevant sections of the risk disclosures to include pricing risk.

Response.  The Fund has amended relevant sections of the risk disclosures to include pricing risk.

3. Comment.  Where the context so indicates, please amend references to "underwriting" to explain that this refers to the Adviser’s credit review process and include relevant borrower types in the summary section of the Prospectus.

Response.  The Fund has amended relevant references to "underwriting" to explain that this refers to the Adviser’s credit review process and has included relevant borrower types (such as medical doctors, veterinarians, etc.) in the summary section of the Prospectus .

4. Comment.  Please remove references to "sub-prime" as this is commonly associated with mortgage lending and might tend to confuse prospective shareholders.

Response.  The Fund has removed references to "sub-prime."

5. Comment.  Please amend investment strategy references to seeking the "highest level of income" to make clear that expected default rate will reduce income.

Response.  The Fund has amended references to seeking the "highest level of income" to make clear that expected default rate will reduce income and that expected income includes an element of expected loss due to default.

6. Comment.  Please review conflict of interest disclosures to assure they capture all relevant conflicts faced by the portfolio managers with respect to the Fund and other clients.

Response.  The Fund has amended the conflict of interest disclosures to include competing client demands on a portfolio manager’s time among the potential conflicts.

PART C

7. Comment.  Please include as an exhibit a sample borrowing and note agreement.

Response.  The Fund has included as an exhibit a sample borrowing and note agreement.

GENERAL

8. Comment.  Please confirm the following:

(a) The schedule of investments in the Registrant’s Form N-Q, Annual and Semi-Annual Reports will include a note-by-note listing.

(b) The Registrant is not aware of any regulatory impediments that would prevent the Fund from commencing lending operations.

(c) The Registrant does not believe it is deemed to be a bank under state or federal regulation.

Response.  The Registrant confirms (a), (b) and (c) as stated above.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges:

×

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

×

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP